[Jones Day Letterhead]

            October 24, 2005

VIA HAND DELIVERY AND EDGAR

Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:
Masisa S.A.
Amendment No. 2 to Registration Statement on Form F-1
Filed October 13, 2005
File No. 333-128694

        Dear Ms. Long:

        Masisa S.A. (the "Company") today filed by EDGAR, Amendment No. 2 to its Registration Statement on Form F-1 (the "F-1 Registration Statement"). Set forth below are the Company's responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated October 17, 2005, with respect to Amendment No. 1 to Registration Statement on Form F-1 filed on October 13, 2005. Capitalized terms used in this letter without definition have the meanings specified in the F-1 Registration Statement. Please note that page references in the staff's original comment letter have changed due to the revisions made in response to the staff's comments. Accordingly, page references contained in the responses below to comments on the F-1 Registration Statement are to the enclosed marked copies of the F-1 Registration Statement. For your convenience, we have repeated below in italics the staff's comments immediately prior to the responses of the Company.

General

1.
Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

        In response to the staff's comment, we have revised our disclosure on pages 8, 30, 34, 35, 192 and 193 to include information reflecting assumed pricing information based on the last reported sale price of the Company's ADSs on the New York Stock Exchange ("NYSE"). The Company's ADSs are currently listed on the NYSE and the Company's common shares are listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange. We have included the last reported sale price of the Company's ADSs on the NYSE on the cover page of the prospectus. We respectfully submit that inclusion of an estimated price range is not required by federal securities laws and the rules of the Securities and Exchange Commission (the "Commission") and, given the current listing of the Company's securities on the NYSE and Chilean exchanges, inclusion of a recent last reported sale price is more appropriate.

2.
Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before circulating these materials.

        We will supplementally provide the staff copies of the artwork that we intend to use in the prospectus.

Table of Contents, page i

3.
Please relocate the five paragraphs located beneath the table of contents to more appropriate locations in your prospectus. In addition, please relocate the section "Cautionary statement concerning forward-looking information" and the section "Presentation of financial information." The forepart of your prospectus should consist of only the cover page and the summary and risk factors sections.

        We have either deleted or relocated the applicable paragraphs and sections to pages 28-29 in response to the staff's comments.

4.
The disclosure in your prospectus regarding the contents of any document must be materially complete. Please delete the second sentence of the last paragraph.

        In response to the staff's comment we have deleted the applicable sentence in this paragraph that now appears on page 29.

Summary, page 1

Our competitive strengths, page 2

5.
Please include a discussion of your weaknesses that is equally prominent as this section.

        Because the Company believes its weaknesses are encompassed by the risks relating to its business discussed elsewhere in the prospectus, and because those risks also affect the Company's ability to successfully implement its strategy, we concluded it would be more useful to investors to present one new section in the "Summary" in response to the staff's comments 5 and 6. As a result, in response to this comment and the staff's comment 6 we have revised our disclosure on page 5.

Our strategy, page 3

6.
Please balance this section by briefly discussing the risks of implementing your strategy.

        In response to this comment and the staff's comment 5 we have revised our disclosure on page 5. Please see our response to the staff's comment 5.

The offering, page 6

The preemptive rights offerings, page 6

7.
We note that you have filed a registration statement on Form F-1 (File No. 333-128972) relating to the preemptive rights offering. Please disclose here, and as appropriate elsewhere in your filing, that you have filed a registration statement on Form F-1 relating to the preemptive rights offering and update the disclosure regarding the preemptive rights offering throughout your filing accordingly. In this regard, we note the disclosure in the last two paragraphs on page 22.

        In response to the staff's comment we have revised our disclosure on pages 6, 7, 23 and 148.

Lock-up, page 8

8.
We note that J.P. Morgan may consent to the release of shares from the lock-up. If there is any current intention to release shares, please discuss this. Please also briefly describe the factors that J.P. Morgan is likely to consider in determining to release shares.

        J.P. Morgan Securities Inc. has advised the Company that it has no present intention or arrangement to release any of the securities subject to a lock-up agreement. J.P. Morgan Securities Inc. has further advised the Company that the release of any lock-up will be considered on a case-by-case basis. Upon a request to release any securities subject to a lock-up agreement, J.P. Morgan Securities Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the requested release, the possible impact on the market for our common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

Risk factors, page 12

9.
Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against you. This risk factor should address the risk U.S. stockholders face in:

•
effecting service of process within the United States on you or any of your non-U.S. resident executive officers or directors;

•
enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors;

•
enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against you or any of your non-U.S. resident executive officers or directors; and

•
bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors.

        In response to the staff's comment we have revised our disclosure to include a new risk factor on page 23.

10.
Please provide a risk factor regarding the extent to which you may be exempt from the corporate governance requirements of the NYSE. In this regard, we note that you may be a "controlled company" under NYSE rules.

        In response to the staff's comment we have revised our disclosure to include a new risk factor on page 21 that identifies the risks that are relevant to a foreign private issuer.

Our dependence on a small number of key third party distributors..., page 12

11.
Please disclose the percentage of your sales made through each of Masonite and your other key distributors and customers.

        In response to the staff's comment we have revised our disclosure on page 12.

A significant percentage of our employees are unionized..., page 12

12.
Please quantify the effect the Venezuelan work stoppage had on your company.

        At the time of the Venezuelan work stoppage in 2003, the Company's Venezuelan plant was preparing to begin operations. As disclosed on page 12 of the F-1 Registration Statement, the work stoppage delayed the start-up of these operations. We have been informed by the Company that because its Venezuelan operations were not operational at the time of the work stoppage, it is impractical for the Company to quantify the effect of the work stoppage separate from other factors related to the start-up of operations.

13.
Please explain why the statement in the third sentence makes this offering risky or speculative.

        In response to the staff's comment we have revised our disclosure on page 12.

Our dependence, to a large extent, on maritime transport..., page 13

14.
Please explain why space on maritime shipping vessels is limited and difficult to secure.

        We have revised our risk factor disclosure on page 13, as requested.

We may face significant competition in the markets in which we sell..., page 14

15.
Item 3.D. of Form 20-F requires that you disclose risk factors that are specific to your company or industry. This risk factor is too generic because it could apply to nearly any company or industry. Please clearly explain how it applies to your company or industry.

        In response to the staff's comment we have revised our disclosure on page 14.

Currency devaluations and foreign exchange fluctuations..., page 15

16.
Please provide specific examples, including quantification, of how currency devaluations and foreign exchange fluctuations have affected your company.

        In response to the staff's comment we have revised our risk factor on page 15, as requested.

We may not be able to satisfy our financing requirements, page 15

17.
Please disclose the amount of your debt service and the effect of interest rate changes on your debt service requirements. For example, what would be the effect of a 1% change in interest rates?

        We have revised the risk factor as requested. Please see page 15.

Changes in environmental regulations to which we are subject..., page 15

18.
Please quantify, to the extent practicable, your compliance costs.

        In response to the staff's comment we have revised our risk factor on page 15 and related environmental disclosure on page 143.

We may not be able to maintain present favorable tax treatment..., page 16

19.
Please quantify, to the extent practicable, the impact to your financial statements of the benefits and liabilities discussed in this risk factor.

        Our disclosure on page 16 has been revised, as requested.

Risks relating to Chile, page 17

20.
The first three risk factors in this section and the second, fourth, fifth and sixth risk factors in the section entitled "Risks relating to operations outside of Chile" are repetitive and too generic for risk factor disclosure. Please revise to delete repetitive disclosure and specifically show how the risk affects your company.

        Our disclosure on pages 17-20 has been revised, as requested.

Inflation could adversely affect the value of our ADSs and financial condition..., page 17

21.
Please provide specific examples, including quantification, of how inflation has affected your company.

        In response to the staff's comment we have provided additional disclosure on page 17.

Energy shortages and increased energy costs..., page 18

22.
Please indicate whether the April 2004 restrictions on deliveries of natural gas have actually impacted gas supplies.

        We have revised our disclosure on page 18 as requested by the staff.

The market price of our securities may be adversely affected..., page 18

23.
The disclosure in the first paragraph repeats the risk described in several other risk factors. Please revise to delete repetitive risk factor disclosure.

        In response to the staff's comment we have revised our disclosure to delete the repetitive disclosure. Please see page 18.

Foreign exchange controls established by the Venezuelan government..., page 19

24.
Please provide specific examples, including quantification, of how the controls have affected your company.

        In response to the staff's comment we have revised our risk factor on page 19.

Our controlling shareholders are able to exercise significant control..., page 21

25.
Please revise this risk factor to disclose the actual risk to an investor, namely the risk that the controlling stockholders may prevent or frustrate attempts to effect a transaction or other corporate action that would be in the best interests of your minority stockholders.

        Our disclosure on page 21 has been revised, as requested.

Use of proceeds, page 26

26.
Please identify with greater specificity the use of proceeds with respect to your capital expenditures. Please also clarify that you will not receive any proceeds from the exercise of the over-allotment option.

        In response to the staff's comment we have revised the disclosure on page 30.

Management's discussion and analysis of financial condition and results..., page 38

Contractual obligations, page 81

27.
Please update the contractual obligations table as of a recent date to reflect the changes to your contractual obligations that have occurred since December 31, 2004. Alternatively, you may include a discussion in this section regarding the impact of these changes on your contractual obligations. See Instruction 1 to Item 5.F. of Form 20-F.

        We have updated the contractual obligations table as requested. Please see page 85.

Preemptive rights offering, page 145

28.
We note the cross reference set forth in the last sentence of the last paragraph regarding the beneficial ownership of the controlling stockholders before and after the preemptive rights offerings and the combined offering. We note that this information does not appear to be included in the "Principal shareholders" section on page 159. Please revise that section to disclose this information.

        We have revised the disclosure on pages 162 and 163 as requested.

Principal shareholders, page 159

29.
Please disclose the information required by Item 9.D. of Form 20-F with respect to the selling stockholders.

        In response to the staff's comment we have added the required disclosure on pages 162 and 163.

30.
Please identify the natural persons with dispositive voting or investment control of each selling stockholder. Refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available Telephone Interpretations, dated March 1999.

        The Company has informed us, and we hereby inform the staff, that no natural person has dispositive voting or investment control over the Company's shares owned by the selling shareholders.

Related party transactions, page 161

31.
Please file each of the agreements described in this section as an exhibit to your registration statement.

        In response to the staff's comment, the Company is translating the agreements referenced in the staff's comment and will file these agreements as exhibits to the F-1 Registration Statement promptly after the translations are completed. Please see the revised index to exhibits on page II-3.

32.
Please disclose the information you cross-reference in the second last paragraph.

        In response to the staff's comment, we have deleted the former second-to-last paragraph on page 167 as it was duplicative of the reference in the second sentence of this section.

Description of share capital, page 163

33.
Please remove the statement in the fourth sentence of the first paragraph that the description is not complete and qualified by reference to your charter documents and Chilean law, as this statement is not consistent with Rule 411 of Regulation C. Please also comply with this comment in the section entitled "Memorandum and articles of association" on page 164.

        We have revised the disclosure on page 167 as requested.

Shareholder rights, page 164

34.
We note the disclosure in the second sentence of the second paragraph. Please disclose those "certain provisions" that cannot be waived by stockholders.

        In response to the staff's comment we have revised our disclosure on page 168.

Description of American Depositary Receipts, page 170

35.
Please remove the statement in the third sentence of the first paragraph that the description is not complete and qualified by reference to the deposit agreement, as this statement is not consistent with Rule 411 of Regulation C.

        We have revised the disclosure on page 173 as requested.

Limits on our obligations and the obligations of the Depositary; limits on..., page 177

36.
Please prominently disclose that none of the limitations described in this section will affect investor rights under the U.S. federal securities laws.

        In response to the staff's comment we have revised the disclosure on page 182.

Taxation, page 181

Material Chilean tax consequences, page 181

37.
We note that Chilean counsel has provided a short-form tax opinion, which is included in Exhibit 5.1 to your registration statement. As such, the disclosure set forth in this section must be counsel's opinion. Please revise accordingly.

        In response to the staff's comment we have revised the disclosure on page 185.

Material United States tax consequences, page 183

38.
We note that U.S. counsel has provided a short-form tax opinion, which is attached as Exhibit 8.2 to your registration statement. As such, the disclosure set forth in this section must be counsel's opinion. Please revise accordingly.

        In response to the staff's comment we have revised the disclosure on pages 187 and 188.

Underwriting, page 188

39.
Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures. If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution. In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

        J.P. Morgan Securities Inc. has informed the Company that it does not plan to engage in any electronic offer, sale or distribution of the shares. In its invitation to the underwriters, J.P. Morgan Securities Inc. will include a statement to the following effect: "By accepting an allocation from us you will be deemed to be representing to us that either: (1) you are not making an on-line distribution; or (2) if you are making an on-line distribution, you are following procedures for on-line distributions previously reviewed by the Securities and Exchange Commission, and the Securities and Exchange Commission raised no objections to the procedures reviewed."

40.
Please advise us as to whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

        In response to the staff's comment, we supplementally advise the staff that neither we nor J.P. Morgan Securities Inc. has any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While J.P. Morgan Securities Inc. has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with J.P. Morgan Securities Inc., Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. September 8, 1997 no-action letter, received from the Commission, and subsequent no-action letters from the Commission with respect to virtual roadshows. J.P. Morgan Securities Inc. has previously provided to the staff copies of its agreement with Net Roadshow, Inc.

Part II—Information not required in prospectus

Item 6. Indemnification of directors and officers, page II-1

41.
We note the disclosure in the first paragraph of this section that your company will "answer" for any resulting liabilities or expenses. Please clarify what you mean by this disclosure. Please also describe in greater detail your company's legal responsibility with respect to the liabilities of your executive officers and directors.

        We have revised the disclosure as requested. Please see page II-1.

Item 7. Recent sales of unregistered securities, page II-1

42.
We note the Securities Act exemption you cite with respect to each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available. See Item 701(d) of Regulation S-K.

        In response to the staff's comment we have revised our disclosure on pages II-1 and II-2.

Item 8. Index to exhibits, page II-2

43.
Please file as promptly as practicable each exhibit that is required by Item 601 of Regulation S-K, in particular Exhibit 1.1. These exhibits and any related disclosure are subject to our review.

        With this submission we are filing revised Exhibits 5.1, 8.1 and 8.2 and a new Exhibit 23.1. Any remaining required exhibits will be filed as promptly as practical.

Item 9. Undertakings, page II-2

44.
Please provide the undertaking required by Item 512(h) of Regulation S-K.

        In response to the staff's comment we have provided the requested undertaking on page II-4.

Exhibit 5.1

45.
We note that the date of the legal opinion is October 13, 2005. We also note that the opinion is qualified by certain assumptions made as of the date of the opinion. In this regard, we note the statement in the sixth paragraph. Please clarify that the legal opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its legal opinion or by filing another opinion dated the date of effectiveness.

        With this submission we are filing a revised form of legal opinion as Exhibit 5.1. With the staff's approval, we will file the final legal opinion of Chilean counsel on the date the F-1 Registration Statement is declared effective.

46.
We note the assumptions set forth in the first opinion. Counsel may not limit its opinion in this manner. Please revise accordingly.

        As discussed in the F-1 Registration Statement, the shares of common stock of the Company to be sold in the underwritten offering covered by the F-1 Registration Statement will be those shares made available to the Company for such sale as a result of waivers of preemptive rights by the controlling shareholders in the preemptive rights offerings. Chilean counsel has advised us that under Chilean law the waivers by the controlling shareholders may not be given until after the commencement of the preemptive rights offerings. The preemptive rights offerings will not commence until after the pricing of the underwritten offering, which will be after the effective date for the F-1 Registration Statement.

        Chilean counsel has further advised us that a necessary condition to its ability to give the Chilean legal opinion relating to the shares required by the Commission is that the shares to be sold in the underwritten offering be legally available to the Company. Because the events that will make such shares available will not occur until after the effectiveness of the F-1 Registration Statement, assumptions relating to those events are required in Chilean counsel's legal opinion.

        With respect to the assumption regarding the execution by subscribers of a Chilean subscription agreement, Chilean counsel has advised us that under Chilean law every subscriber of newly issued shares that will be the record holder of those shares must execute a subscription agreement providing information required under Chilean law and confirming the subscription of the newly issued shares. Chilean counsel has further advised us that receipt of these subscription forms is a necessary condition to its ability to give the legal opinion relating to the shares required by the Commission.

        Finally, Chilean counsel has revised their opinion to clarify that the only additional required assumption is that the shares be paid for by the international underwriters.

Exhibit 8.2

47.
We note the qualification set forth in the second paragraph. Please clarify that this qualification does not include the section of the prospectus that constitutes the opinion of counsel.

        In response to the staff's comment, we have revised the opinion as requested.

* * * * *

        Please do not hesitate to call me (212-326-3437) or Charles T. Haag (202-879-3468) in our Washington office if you wish to discuss this amendment.

Very truly yours,
/s/ RICHARD M. KOSNIK Richard M. Kosnik
Enclosures
cc:	Enrique Cibié Chief Executive Officer Masisa S.A.
Nicholas A. Kronfeld, Esq. Davis Polk & Wardwell